Delisting Determination,The Nasdaq Stock Market, LLC,
May 1, 2008, Tapestry Pharmaceuticals, Inc. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Tapestry Pharmaceuticals, Inc. (the Company), effective at the opening of the trading session on May 12, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 4310(c)(14). The Company was notified of the Staffs determinations on April 2,2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 11, 2008.